

2022

ANNUAL REPORT



1872 / 2022

CELEBRATING 150 YEARS OF COMMUNITY



LAKELAND FINANCIAL CORPORATION

We are immensely proud of our 150 year history of community banking.



Lake City Bank Shareholders, Clients and Community Partners:

On May 14, 2022, the Lake City Bank team kicked off the celebration surrounding the bank's 150th anniversary with donations totaling $150,000 to the community foundations in each of our 15 Indiana counties. After 150 years, we continue to recognize that the communities where we live and work define our culture which is at the core of our long term success. On a spring day in 1872, a group of community leaders came together and decided that Warsaw, Indiana, a town of less than 2,000 residents, needed a fourth bank. They raised capital from the community to start Lake City Bank and we've been serving our Indiana communities ever since. The fact that the name

Lake City Bank is still on our door is a testament to the team members who preceded us at the bank and those who work here today. We are immensely proud of our 150 year history of community banking and look forward to writing the next chapter as we move into 2023.

In 2022, we reached another milestone with net income exceeding $100 million for the first time in our history. As we have in 32 of the last 34 years, the Lake City Bank team produced record net income and earnings per share for shareholders. We are very proud of our consistent track record of high quality financial performance driven by our long term organic growth strategy. It's a three-plus decade track record of financial success that reflects our consistent and stable ability to generate strong performance for our shareholders.

Once again, balance sheet growth was 100% driven by our long-standing strategy of organic growth. Loan growth returned to double digits in 2022 with an increase in loans of $423 million, or 10%. Importantly, we experienced solid loan growth in every one of our markets. While line of credit usage remained historically low in 2022, we significantly increased our overall lines of credit available by 16%, or $651 million. We are well positioned with our clients to support their continued growth and expansion.

As we entered 2023, the banking industry and our clients continued to absorb the impact of the Federal Reserve Bank's interest rate tightening actions. The unprecedented rapid increase in short term rates, while positively impacting our net interest margin, has affected both our borrowers and depositors. Accompanying these rate actions have been concerns over economic conditions that could negatively affect our clients. We ended 2022 with historically strong loan quality metrics, yet we'll remain vigilant in our oversight of the loan portfolio and continue to approach it with our historically conservative balance sheet management strategies. We've got a pretty good track record on this front.

As we do every year in our annual report, we're pleased to feature client relationships, because they are the foundation of our success. We are particularly proud of our relationship with Bernadette Pohlman, featured on page 16. Her interaction with our Client Protection Services and Retail Banking teams is a story of true community banking. When a client refers to our team members as friends, we know that we are delivering on our community banking mission. As this story tells, we have teams of technology, operations and risk management staff throughout the bank who truly care about our clients and come to work every day ready to protect their financial wellbeing. It's a terrific story of community banking and we are glad to call Bernadette a friend.

We were happy to open our 52nd office in Downtown Elkhart in 2022. Elkhart's downtown is undergoing a renaissance, and we're excited that we're playing an important role. We've been closely involved with the development and financing of The Elkhart River District, where the office is located, and this level of engagement reflects our role as the leading commercial bank in the market. It's also a progressive office environment that reflects the evolution of our branch design and functionality.

Our next two branches are planned for the Indianapolis market, where we reached a milestone in 2022 with more than $1 billion in loans outstanding during our 10th full year in the market. In early 2023, we'll open an office at 16 Tech in the HqO, the innovation hub at the heart of the 16 Tech Innovation District. Our planned 54th office, our eighth in the market, will be in Westfield, in the Northern portion of our Indianapolis market. Westfield has also undergone a renaissance, highlighted by significant partnership between the public and private sectors. Both of these offices will be another evolution of our branch template as we continue to see our clients engage with us through a combination of face-to-face banking and digital technologies. We remain committed to a brick and mortar strategy of community banking as we believe these offices represent a commitment to our communities. At the same time, we recognize that the role of an office must continue to evolve.

We continue to experience constant pressure from both bank and non-bank competitors and are diligently focused on the rapidly evolving role of technology in the financial services sector. We'll continue to thoughtfully expand our extensive relationships with Fintech partners that assist us in remaining competitive and providing leading edge services and products. We must ensure that we continue to innovate and evolve our products and services to provide our clients with technology-driven solutions for their financial services while retaining the look and feel of a community bank.

Our sesquicentennial celebration has been a wonderful reminder that the success of our business starts with the nearly 650 people that come to work every day at Lake City Bank. We are thankful for the dedication, commitment and passion of the entire team. The celebration has also reminded us of the impact that we have on the Indiana communities we are lucky to serve. It's been a great first 150 years!

We are grateful for the partnerships we have with our clients, employees, communities and shareholders. Thank you.



David M. Findlay
President and Chief Executive Officer

Management Committee



Left to right:

David M. Findlay
President and Chief
Executive Officer

Stephanie R. Leniski
Senior Vice President
Chief Retail Banking Officer

J. Rickard Donovan
Senior Vice President
General Counsel

Eric H. Ottinger
Executive Vice President
Chief Commercial
Banking Officer

Kristin L. Pruitt
Executive Vice President
Chief Administrative Officer

Kyra E. Clark
Senior Vice President
Chief Human Resources
Officer

Jonathan P. Steiner
Senior Vice President
Chief Wealth Advisory
Officer

Michael E. Gavin
Executive Vice President
Chief Credit Officer

Lisa M. O'Neill
Executive Vice President
Chief Financial Officer

2022 represented a transitional year for the bank. After more than two years of challenges presented by the pandemic, the Lake City Bank team found some clean air and our business returned to a more traditional cadence. In 2022, we recommitted to our business development program and intensely focused on moving the business forward. We strengthened existing relationships and developed new ones as we focused our collective energy on a return to a more normal energy level. Through the channel of our 150th anniversary celebration, we hosted events in every market to commemorate the sesquicentennial mark. The celebrations were a wonderful way to reinforce our mission to be the acknowledged and recognized leader in Indiana community banking. While we remain an execution and results driven organization, we were happy to pause and take time to celebrate an important milestone in our history. The Lake City Bank team remains committed to the simple strategy of taking care of clients one at a time each, and every day. It's a strategy that has worked pretty well for the first 150 years!

Board of Directors



Lake City Bank

Left to right:

A. Faraz Abassi
Managing Partner
Centerfield Capital

Bradley J. Toothaker
CEO Bradley Company
Managing Partner of Great Lakes Capital Development

M. Scott Welch
Chief Executive Officer
Welch Packaging Group

Blake W. Augsburger
Founder and Chief Executive Officer
LEA Professional

Emily E. Pichon
Chairman, ETP Asset Holdings, Inc.
Officer and Director, Olive B Cole Foundation and M E Raker Foundation, Inc.

Michael L. Kubacki
Chairman
Lakeland Financial Corporation and Lake City Bank

David M. Findlay
President and Chief Executive Officer
Lakeland Financial Corporation and Lake City Bank

Darrianne P. Christian
Civic Leader

Robert E. Bartels, Jr.
Partner at Incedo LLC

Steven D. Ross
Owner
Ross and Associates

Brian J. Smith
Co-Chief Executive Officer
Heritage Group, Inc.

As a community bank, our board of directors serves both a corporate governance oversight and reputational role in our Indiana communities. We've always viewed our board as an extension of the bank in our communities, and our board members play a real role in our growth and success. Strong corporate governance is at the core of the board's role and the board continues to actively engage and contribute to our efforts on the important focus on Environmental, Social and Corporate Governance (ESG) issues. With the support of the board, the Lake City Bank team continues to take a balanced and thoughtful approach to ESG as we recognize that we need to understand not only our financial impact on shareholders, but also our broader impact on our communities and team members.



Senior Leadership Council

For the last decade, the Senior Leadership Council has been at the core of our success in executing our Strategic Initiatives. The council includes leaders from every functional and operational area of the bank and represents the foundation of our successful growth and performance since its formation in 2011. As the bank has grown, the Senior Leadership Council has ensured that we remain diligent in our day-to-day execution, while always respecting our culture. It's a culture that matters and we will preserve and protect it.





1. Kimberly A. Hooley, Senior Vice President, Credit Administration Manager 2. Matthew D. VanDeWielle, Senior Vice President, Senior Risk Manager 3. Lisa A. Fulton, Senior Vice President, Chief Operations Officer 4. James D. Westerfield, Senior Vice President, Chief Fiduciary Officer 5. Kristin L. Pruitt, Executive Vice President, Chief Administrative Officer 6. Brok A. Lahrman, Senior Vice President, Finance & Chief Accounting Officer 7. William R. Redman, Senior Vice President, Commercial Indianapolis Regional Manager 8. Darrin M. McLaughlin, Senior Vice President, Chief Technology Officer 9. Joseph F. Kessie, Senior Vice President, Commercial South Regional Manager 10. Kirtus D. Murray, Senior Vice President, Retail Lending Manager 11. Stephanie R. Leniski, Senior Vice President, Chief Retail Banking Officer 12. Kyra E. Clark, Senior Vice President, Chief Human Resources Officer 13. Michael E. Gavin, Executive Vice President, Chief Credit Officer 14. Jennifer M. Hurford, Senior Vice President, Treasurer 15. J. Rickard Donovan, Senior Vice President, General Counsel 16. David M. Findlay, President & Chief Executive Officer 17. J. Chad Stoltzfus, Senior Vice President, Commercial Central Regional Manager 18. Camalyn M. Treadway, Senior Vice President, Commercial East Regional Manager 19. Donald J. Robinson-Gay, Senior Vice President, Regional Credit Officer 20. Eric H. Ottinger, Executive Vice President, Chief Commercial Banking Officer 21. Brad S. Grabow, Senior Vice President, Regional Credit Officer 22. Todd A. Bruce, Senior Vice President, Commercial North Regional Manager 23. Lisa M. O'Neill, Executive Vice President, Chief Financial Officer 24. Jonathan P. Steiner, Senior Vice President, Chief Wealth Advisory Officer 25. Andrew R. Haddock, Senior Vice President, Chief Investment Officer 26. Bruce A. Wright, Senior Vice President, Retail Banking Regional Manager

Wellfield Botanic Gardens

ELKHART | CLIENT SINCE 2011



"

We feel very connected to Lake City Bank for many reasons.





From left to right: Jodie Papandrea, Guest Services and Volunteer Manager; Eric Garton, Robert and Peggy Weed Executive Director; Amy Myers, Horticulture and Facilities Manager; Nina Cunningham, Visitors Cottage Manager



From left to right: Anna Corkill, Vice President, Treasury Management Sales Officer; Becky Miller, Vice President, Retail Banking Officer; Nina Cunningham, Visitors Cottage Manager; Amy Myers, Horticulture and Facilities Manager; Robert Congdon, Vice President, Trust Officer and Retirement Services Manager; Eric Garton, Robert and Peggy Weed Executive Director; Melissa Blosser, First Vice President, Retail Banking Regional Manager; Jodie Papandrea, Guest Services and Volunteer Manager

"Museum" isn't what springs to mind when considering Wellfield Botanic Gardens, but that's exactly what it is—a living museum. Its mission, in fact, emphasizes education and fostering appreciation for the relationship between animals, plants and water. Initially conceived as a community service project by the Elkhart Rotary Club and founded in 2005, work began in 2007 on the 36-acre site, half of which is water. Aptly named, Wellfield Botanic Gardens originally was the North Main Street Well Field, a source of hydraulic energy and drinking water since the mid-1800s. In fact, the city of Elkhart owns and operates 13 active wells on the property that still provide about 70 percent of Elkhart's water. "Wellfield Botanic Gardens is a perfect public-private partnership," said Eric Garton, Robert and Peggy Weed Executive Director. "We're careful to maintain the land sustainably, and the city continues to benefit from safe, clean water." That deliberate focus on community makes Wellfield and Lake City Bank an excellent partnership as well. Wellfield uses the bank for deposit products, technology-forward treasury management solutions, retirement plan services and company credit cards. Bank employees have been part of Wellfield since its inception. "We feel very connected to Lake City Bank for many reasons, not the least of which is that we share a strong commitment to Elkhart and Elkhart County," Garton said. Today, Wellfield Botanic Gardens is poised to complete about 95 percent of its original master plan. Next in development includes a new Visitors Center and Open Air Pavilion. As a botanic garden, Wellfield is a showplace, laboratory and gathering place for propagating and enjoying local plants. Other local elements form unique features across the gardens as well. Fallen trees are salvaged, preserved and converted for use in structures by local woodworkers. A local foundry, local metal fabricating companies, and local businesses have collaborated to grow Wellfield to where it is today. "We take our role in the community very seriously. In fact, we like to say that we're world class and home grown," Garton said.

DC Construction Services

PENDLETON | CLIENT SINCE 2020



> " Lake City Bank knows our business, making them a perfect partner.

From left to right: Dustin Calhoun, President, and Brooke Calhoun



From left to right: Dana Hess, Vice President, Retail Banking Officer and Private Banker; Brian Burrell, Vice President, Commercial Banking Officer; Dustin Calhoun, President; Brooke Calhoun; Chris Knox, Chief Financial Officer; Bill Redman, Senior Vice President, Commercial Indianapolis Regional Manager; Melanie McIntyre, Vice President, Corporate and Institutional Services Sales Officer

DC Construction Services is a picture-perfect example of a great idea plus hard work growing into a full-fledged business. Sixteen-year-old Dustin Calhoun started doing driveway sealcoating in 1995 as a summer job that funded his college degree. Fast forward to today, and DC Construction Services is a regional asphalt and concrete contractor providing everything from new asphalt and concrete surfaces to services to maintain those surfaces, including striping, sealcoating, crack filling and related services. The company prides itself on doing quality work that provides the best solutions for its customers, along with exceptional communication and attention to detail. DC Construction Services chose Lake City Bank for financial services over other regional and local providers based on the bank's ability to provide specialized credit solutions. "We work with many different types of organizations, so we need a bank that understands our cash flow," said Dustin Calhoun, President. "Lake City Bank knows our business, making

them a perfect partner." DC Construction Services uses the bank for commercial loans and lines of credit, deposits and technology-forward treasury management products including Lake City Bank Digital, Credit Sweep and Positive Pay. "The other banks we considered didn't compare with Lake City Bank Digital and the other treasury management products we use," said Chris Knox, Chief Financial Officer. "With Positive Pay, for example, we don't worry about check fraud, because we authorize each check as it's presented." In addition to services for the business, Dustin and Brooke Calhoun also use Lake City Bank for personal banking services as well.

Entech

MIDDLEBURY | CLIENT SINCE 2018



"

With Lake City Bank, local is just the beginning.

Lavon Detweiler, Chief Executive Officer



From left to right: Chad Stoltzfus, Senior Vice President, Commercial Central Regional Manager; Lavon Detweiler, Chief Executive Officer; Anna Corkill, Vice President, Treasury Management Sales Officer; Keith Goodman, Vice President, Commercial Banking Officer

In northern Indiana, not far from the Michigan border, you'll find a company that's at the forefront of recycling, in terms of both product and technology. Entech and its sister company JOMAR have led the way in tire recycling, reuse and related equipment development and manufacture for decades. Entech takes discarded tires, separates the steel banding from the rubber components, and creates useful materials from both. Although the process sounds simple, the science and technology behind the work are as complex and evolving as the products that result from them. After environmentally friendly processing, rubber from tires can be used to produce dozens of products like edging for gardens, infill for synthetic sports fields, all kinds of durable molded products, running tracks, new tires and asphalt for road paving, to name a few. Entech produces some products, and supplies custom materials to other manufacturers. Steel harvested from tires is processed into ingots for reuse. JOMAR creates turnkey tire recycling equipment for other recyclers. With Entech as a lab for testing new

designs, JOMAR is able to market reliable systems to companies around the world. When Chief Executive Officer Lavon Detweiler and his team looked for a financial services partner, local was at the top of their list. The best partner would have a deep understanding of the region, its economy and its businesses. Lake City Bank fit the bill perfectly because of its unique combination of local knowledge paired with technology-forward solutions. Entech, its trucking subsidiary Paxco and JOMAR use Lake City Bank for credit, including commercial loans and lines of credit, deposit accounts, Lake City Bank Digital and a variety of treasury management products. "The bank understands all aspects of our business and our marketplace," said Detweiler. "With Lake City Bank, local is just the beginning. Their commitment to the area and to our growth is second to none."

Biggs Group

FORT WAYNE | CLIENT SINCE 2016



"

The bank is just as committed to the Fort Wayne market as we are, and that creates synergy as we grow the business.

Kevan Biggs, Owner and President



From left to right: Dan Beechy, Assistant Vice President, Treasury Management Sales Officer; Kevan Biggs, Owner and President; Cammy Treadway, Senior Vice President, Commercial East Regional Manager; Chad Glassburn, Vice President, Commercial Banking Officer; Dave Frey, Vice President, Commercial Banking Officer

For Kevan Biggs, Owner and President of Biggs Group, building—both literally and figuratively—animates everything he and his companies take on. Ideal Homes, for example, is a 60-plus year old company that builds quality homes across northeastern Indiana and was started by Biggs's grandfather, Clark Smith. Biggs is a developer and investor in residential subdivisions and apartment complexes throughout Indiana, providing expertise in finance, accounting, marketing and all facets of real estate management. Biggs and his companies work with Lake City Bank, which provides commercial loans, deposit accounts and multiple technology-forward treasury management solutions that help manage and maximize cash flow, process payments efficiently and protect against fraud. "Lake City Bank has been an excellent partner for us," said Biggs. "The bank is just as committed to the Fort Wayne market as we are, and that creates synergy as we grow the business." Kevan Biggs is well known in the area for his involvement in projects that benefit Fort Wayne in a number of ways. Most noticeably,

Biggs has been a visionary and leader in helping bring Fort Wayne's Electric Works project to life. Phase I of the project, launched in 2022, includes six meticulously restored, renovated and leased buildings on the 100-year-old, 1.2 million square foot General Electric campus in downtown Fort Wayne. Dozens of local, regional and national organizations made the complex project a reality from the initial concept conceived by Biggs, Josh Parker, Jeff Kingsbury, Tim Ash and Larry Weigand, all partners of RTM Ventures. Lake City Bank played a pivotal role as well. President and Chief Executive Officer David Findlay stepped in and rallied four other local lenders to join in financing the project along with a lead out of town bank. "David was the catalyst that made financing happen locally," Biggs said. "He and Lake City Bank represent what this community can do when we recognize something that will benefit all of us."

Bernadette Pohlman

PLYMOUTH | CLIENT SINCE 2010



"

Kim and Chelsea went through the process with me step by step, and their advice was spot on.

Bernadette Pohlman



From left to right: *Chelsea Stanifer, Senior Retail Banker, Plymouth; Bernadette Pohlman; Kim Knoerzer, Client Protection Services Assistant Manager and Officer*



Client Protection Services Team

From left to right: Kathryn Kent, Client Protection Services (CPS) Specialist; Kim Knoerzer, CPS Assistant Manager and Officer; Jamie McTaggart, CPS Specialist; Sheila Smith, CPS Specialist; Amanda Longmire, Vice President, BSA Officer and CPS Manager
Middle, left to right: Misty Snyder, CPS Specialist; Kelsey Stewart, CPS Expert; Mackenzie Riley, CPS Specialist; Teresa Medina, CPS Specialist
Back, left to right: Angie Rucker, CPS Specialist; Amy Staton, CPS Specialist; Lilliana Fisher, CPS Specialist
Not pictured: Wendy Brown, CPS Assistant Manager and Officer

It's not often that fraud in a bank account leads to finding new best friends, but that is exactly what Lake City Bank Customer Bernadette Pohlman experienced when her account was compromised last summer. Fortunately, Lake City Bank's monitoring systems identified the out-of-the-norm transactions right away. Kimberly Knoerzer, Client Protection Services (CPS) Assistant Manager and Officer, quickly reviewed the suspect transactions and blocked Pohlman's digital access and account to prevent losses. Just as quickly, she called Bernadette to verify that the transactions were indeed fraud. Understandably, Pohlman was upset, but Knoerzer explained exactly what happened and how the bank would rectify the situation. "I asked Kim what to do, and she recommended that I go to my local branch right away," Pohlman said. "Kim and Chelsea went through the process with me step by step, and their advice was spot on." Chelsea Stanifer, Senior Retail Banker, Plymouth, helped Pohlman close her existing account, open a new one, and change her digital access information. "I was absolutely overwhelmed when everything taken from my account was back within a week," Pohlman said. "Everyone at the branch made me so comfortable, and I have a new best friend in Chelsea." Lake City Bank devotes time and resources to detect,

prevent and, when it happens, help our customers recover from fraud. Our Information Security and Assurance team manages security and access to bank systems, and makes sure monitoring and protection solutions keep data that's entrusted to us safe. Our Client Protection Services team monitors account activity and steps in to help customers when they experience fraud. "When situations like this one happen, we work closely with branch team members so that our clients receive assistance from familiar faces backed up by an expert in recognizing and correcting fraud from our team," said Amanda Longmire, Vice President, BSA Officer and Client Protection Services manager. The CPS team also works across the bank on other fraud related activities and to ensure that the bank is adhering to Bank Secrecy Act (BSA) and other regulations that protect against fraud. "It's unfortunate when fraud occurs, but the CPS team works to help our customers," Longmire said. "It's music to our ears when customers like Bernadette tell us 'Friends of mine had something similar happen. I told them they needed to bank at Lake City Bank.'"

Five Year Summary of Financial Highlights

(in thousands, except share and per share data)

End of Period Balances	2022	2021	2020	2019	2018
Assets	$6,432,371	$6,557,323	$5,830,435	$4,946,745	$4,875,254
Deposits	5,460,620	5,735,407	5,036,805	4,133,819	4,044,065
Loans, net of Deferred Fees	4,710,396	4,287,841	4,649,156	4,065,828	3,914,745
Allowance for Credit Losses*	72,606	67,773	61,408	50,652	48,453
Total Equity	568,887	704,906	657,184	598,100	521,704
Average Balances					
Assets					
Total Assets	$6,427,579	$6,153,780	$5,424,796	$4,941,904	$4,758,392
Earning Assets	6,123,163	5,906,640	5,184,836	4,656,707	4,461,366
Investments	1,432,287	1,068,325	633,957	603,580	562,385
Loans, net of Deferred Fees	4,427,166	4,421,094	4,424,472	3,974,532	3,843,912
Liabilities and Equity					
Total Deposits	$5,717,358	$5,357,284	$4,650,597	$4,242,524	$4,093,894
Interest Bearing Deposits	3,874,581	3,686,112	3,340,696	3,298,406	3,235,867
Interest Bearing Liabilities	3,913,195	3,761,520	3,437,338	3,390,512	3,382,507
Total Equity	596,487	674,637	624,174	562,601	487,062
Income Statement Data					
Net Interest Income	$202,887	$178,088	$163,008	$155,047	$151,271
Net Interest Income - Fully Tax Equivalent	208,514	181,675	165,454	157,176	153,088
Provision for Credit Losses*	9,375	1,077	14,770	3,235	6,400
Noninterest Income	41,862	44,720	46,843	44,997	40,302
Noninterest Expense	110,210	104,287	91,205	89,424	86,229
Net Income	103,817	95,733	84,337	87,047	80,441
Per Share Data					
Basic Net Income Per Common Share	$4.07	$3.76	$3.31	$3.40	$3.18
Diluted Net Income Per Common Share	4.04	3.74	3.30	3.38	3.13
Cash Dividends Per Common Share	1.60	1.36	1.20	1.16	1.00
Dividend Payout	39.60%	36.36%	36.36%	34.32%	31.95%
Book Value Per Common Share	$22.28	$27.65	$25.85	$23.34	$20.62
Basic Weighted Average Common Shares Outstanding	25,528,328	25,475,994	25,469,242	25,588,404	25,288,533
Diluted Weighted Average Common Shares Outstanding	25,712,538	25,620,105	25,573,941	25,758,893	25,727,831
Key Ratios					
Return on Average Assets	1.62%	1.56%	1.55%	1.76%	1.69%
Return on Average Total Equity	17.40%	14.19%	13.51%	15.47%	16.51%
Average Equity to Average Assets	9.28%	10.96%	11.51%	11.38%	10.24%
Net Interest Margin	3.40%	3.07%	3.19%	3.38%	3.43%
Efficiency	45.03%	46.81%	43.46%	44.70%	45.01%
Net Charge Offs to Average Loans	0.10%	0.09%	0.09%	0.03%	0.13%
Credit Loss Reserve to Total Loans	1.54%	1.58%	1.32%	1.25%	1.24%
Credit Loss Reserve to Nonperforming Loans	424.91%	449.13%	507.42%	270.58%	667.40%
Nonperforming Assets to Total Loans	0.37%	0.36%	0.26%	0.47%	0.19%

*Beginning January 1, 2021 calculation is based on the current expected credit loss methodology. Prior to January 1, 2021 calculation was based on the incurred loss methodology.

The following selected data has been taken from the Company's consolidated financial statements. Refer to Lakeland Financial Corporation's Annual Report on Form 10-K for the year 2022 for a complete set of consolidated financials.

Condensed Consolidated Balance Sheets

(Years ended December 31)
(in thousands, except share data)

Assets	2022	2021
Cash and due from banks	$80,992	$51,830
Short-term investments	49,290	631,410
Total cash and cash equivalents	130,282	683,240
Securities available-for-sale (carried at fair value)	1,185,528	1,398,558
Securities held-to-maturity (carried at amortized cost)	128,242	0
Real estate mortgage loans held-for-sale	357	7,470
Total loans	4,710,396	4,287,841
Less: Allowance for credit losses*	72,606	67,773
Net loans	4,637,790	4,220,068
Land, premises and equipment, net	58,097	59,309
Bank owned life insurance	108,407	97,652
Federal Reserve and Federal Home Loan Bank stock	15,795	13,772
Accrued interest receivable	27,994	17,674
Goodwill	4,970	4,970
Other assets	134,909	54,610
Total Assets	$6,432,371	$6,557,323
Liabilities		
Noninterest bearing deposits	$1,736,761	$1,895,481
Interest bearing deposits	3,723,859	3,839,926
Total deposits	5,460,620	5,735,407
Accrued interest payable and other liabilities	105,864	42,010
FHLB advances and other borrowings	297,000	75,000
Total Liabilities	5,863,484	5,852,417
Stockholders' Equity		
Common stock: 90,000,000 shares authorized, no par value	127,004	120,615
Retained earnings	646,100	583,134
Accumulated other comprehensive income	(188,923)	16,093
Treasury stock	(15,383)	(15,025)
Total Stockholders' Equity	568,798	704,817
Total Noncontrolling Interest	89	89
Total Equity	568,887	704,906
Total Liabilities and Stockholders' Equity	$6,432,371	$6,557,323
End of period shares issued	25,825,127	25,777,609
End of period shares outstanding	25,349,225	25,300,793

See Annual Report on Form 10-K.

*Beginning January 1, 2021 calculation is based on the current expected credit loss methodology. Prior to January 1, 2021 calculation was based on the incurred loss methodology.

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors of Lakeland Financial Corporation, Warsaw, Indiana

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of Lakeland Financial Corporation as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022 (not presented herein); and in our report dated February 22, 2023, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Crowe LLP, South Bend, Indiana, February 22, 2023

Condensed Consolidated Statements of Income

(Years ended December 31)
(in thousands, except for share and per share data)

	2022	2021	2020
Interest Income			
Interest and fees on loans	$203,668	$170,551	$177,185
Interest and dividends on securities			
Taxable	14,132	9,086	6,973
Tax exempt	19,553	13,033	8,577
Interest on short-term investments	2,214	549	368
Total Interest Income	239,567	193,219	193,103
Interest Expense			
Interest on deposits	36,281	14,827	29,342
Interest on FHLB advances and other borrowings	399	304	753
Total Interest Expense	36,680	15,131	30,095
Net Interest Income	202,887	178,088	163,008
Provision for credit losses*	9,375	1,077	14,770
Net Interest Income After Provision for Credit Losses	193,512	177,011	148,238
Noninterest Income			
Wealth advisory and investment brokerage income	10,954	10,725	9,138
Service charges on deposit accounts	11,595	10,608	10,110
Loan and service fees	12,214	11,922	10,085
Merchant card fee income	3,560	3,023	2,408
Bank owned life insurance income	432	2,467	2,105
Interest rate swap fee income	579	1,035	5,089
Mortgage banking income	633	1,418	3,911
Net securities gains	21	797	433
Other income	1,874	2,725	3,564
Total Noninterest Income	41,862	44,720	46,843
Noninterest Expense			
Salaries and employee benefits	58,530	57,882	49,413
Occupancy and equipment expense	12,050	11,258	11,617
Data processing fees and supplies	12,826	12,674	11,864
Other expense	26,804	22,473	18,311
Total Noninterest Expense	110,210	104,287	91,205
Income Before Income Tax Expense	125,164	117,444	103,876
Income tax expense	21,347	21,711	19,539
Net Income	$103,817	$95,733	$84,337
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	25,528,328	25,475,994	25,469,242
BASIC EARNINGS PER COMMON SHARE	$4.07	$3.76	$3.31
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	25,712,538	25,620,105	25,573,941
DILUTED EARNINGS PER COMMON SHARE	$4.04	$3.74	$3.30

See Annual Report on Form 10-K.
*Beginning January 1, 2021 calculation is based on the current expected credit loss methodology. Prior to January 1, 2021 calculation was based on the incurred loss methodology.

Corporate Information

Nature of Business

Lakeland Financial Corporation is a $6.4 billion bank holding company located in Warsaw, Indiana. Lake City Bank, its single bank subsidiary, is the sixth largest bank headquartered in the state and the largest bank 100% invested in Indiana. Lake City Bank operates 52 offices in Northern and Central Indiana, delivering technology-driven and client-centric financial services solutions to individuals and businesses.

Headquarters

Lakeland Financial Corporation
202 E Center Street
Warsaw, IN 46580
(574) 267-6144
(800) 827-4522
lakecitybank.com

Annual Meeting

Tuesday, April 11, 2023
4:30 pm eastern

Common Stock Listing

Lakeland Financial Corporation common stock is traded on the Nasdaq Global Select Market under the symbol "LKFN."

Market Makers

Canaccord Genuity Inc.
Robert W. Baird & Co. Incorporated
Cantor Fitzgerald & Co.
Citadel Securities LLC
Cowen and Company, LLC
Cannacord Genuity LLC.
Citadel Derivatives Group Llc
D.A. Davidson & Co.
G1 Execution Services, LLC
Goldman, Sachs & Co. LLC
GTS Securities LLC
HRT Financial LC
IMC Financial Markets
StoneX Financial Inc.
Janney Montgomery Scott Inc.
Jefferies LLC
Keefe, Bruyette & Woods, Inc.
Keybanc Capital Markets Inc.
SVB Leerink LLC
Maxim Group LLC
Bofa Securities, Inc.
Morgan Stanley & Co. LLC
VIRTU Americas LLC
Piper Sandler & Co.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
SG Americas Securities, LLC
Two Sigma Securities, LLC
Stephens, Inc.
Susquehanna Securities
Stifel, Nicolaus & Company, Incorporated
Susquehanna Financial Group, LLP
Two Sigma Securities, LLC
UBS Securities LLC
Virtu Americas LLC
Wall Street Access
William Blair
Summit Securities Group, LLC
Wells Fargo Securities, LLC
Latour Trading LLC

Stock Transfer Agent and Registrar

American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
(718) 236-4588 fax
info@amstock.com
amstock.com

Dividend Reinvestment and Stock Purchase Plan

Lakeland Financial Corporation offers stockholders a convenient way to increase their investment through the Lakeland Financial Dividend Reinvestment and Stock Purchase Plan. Under the plan, investors can elect to acquire Lakeland Financial shares in the open market by reinvesting dividends and through optional cash payments. Lakeland Financial absorbs the fees and brokerage commissions on shares acquired through the plan. To obtain a plan prospectus and authorization form, call Tina Rensberger at (800) 827-4522. The plan prospectus is also available on the company's website at investors.lakecitybank.com.

Direct Deposit of Dividends

The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account. For information regarding this program, call Tina Rensberger at (800) 827-4522.

Form 10-K and Other Financial Reports

The company maintains a website at lakecitybank.com. The company makes available free of charge on the investor relations section of this site its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Securities and Exchange Commission. The company will also provide copies of its filings free of charge upon written request to:
Lakeland Financial Corporation
Attn: Investor Relations
PO Box 1387
Warsaw IN 46581-1387

Corporate Governance

Lakeland Financial Corporation corporate governance documents are available on the company's website at investors.lakecitybank.com or may be obtained in print form by contacting Tina Rensberger at (800) 827-4522.

Independent Registered Public Accounting Firm

Crowe LLP
330 E Jefferson Boulevard
PO Box 7
South Bend, IN 46624-0007

Lake City Bank Officers

Management Committee
David M. Findlay
President &
Chief Executive Officer

Michael E. Gavin
Executive Vice President
Chief Credit Officer

Lisa M. O'Neill
Executive Vice President
Chief Financial Officer

Eric H. Ottinger
Executive Vice President
Chief Commercial Banking Officer

Kristin L. Pruitt
Executive Vice President
Chief Administrative Officer

Kyra E. Clark
Senior Vice President
Chief Human Resources Officer

J. Rickard Donovan
Senior Vice President
General Counsel

Stephanie R. Leniski
Senior Vice President
Chief Retail Banking Officer

Jonathan P. Steiner
Senior Vice President
Chief Wealth Advisory Officer

Brokerage
Vice President
Scott M. Hartman
Adam C. Johnston

Officer
Greg L. Emmack

Commercial Banking
Senior Vice President—Regional Manager
Todd A. Bruce
Joseph F. Kessie
William R. Redman
J. Chad Stoltzfus
Camalyn M. Treadway
Christopher W. Wiggins

First Vice President
Timothy M. Schlichte

Vice President
Ronald L. BonDurant
Steven L. Brown
Brian D. Burrell
Nathan R. Conley
David J. Curry
David E. Davis
John F. Dietzen
David S. Frey
Chad A. Glassburn
Keith B. Goodman
Ryan L. Hart
Rodney B. Hooley
Cari J. Juillerat
Jeffery W. Krusenklaus
Gregory W. Lentz
Cory E. McClarnon
Patricia T. McNarney
Shelly A. Meyer
Gavin S. Miller
Cameron V. Plew
Benjamin A. Rice
Michael J. Ryan
D. Andrew Skaggs
Eric J. Steenman
Nicholas A. Toney
Steven J. Troike
Amber M. Wolfer

Assistant Vice President
Holly A. Davis
Corbin J. Holtsberry
Kelsey M. Jenkins
Kris J. Kerlin
Sara B. Millspaugh
Luke C. Mungovan
Kevin R. Poe
Stacy M. Richardson
Robin R. Ritchie
Elizabeth A. Schmidlin
Virginia E. Wirt

Officer
Quinten J. Bender
Erin R. Martz
Marlee J. Richter

Consumer & Home Loans
Senior Vice President
Kirtus D. Murray

Vice President
Denise M. Brennan
Sabrina N. Brown
Scott B. Bucher
Holly N. Clevenger
Phillip G. Ensley
Glenn A. Goudey
Jodi L. Hammond
Cheryl L. Luke
Sarah J. Miller-Bontrager
W. John Pritz
Mark R. Rensner

Assistant Vice President
Chad J. Clinton
John J. (J.J.) Foster
Anna A. Jimenez
Susan R. McClanahan
Todd E. Pequignot
Amanda M. Tom

Officer
Sandra F. Medina

Corporate & Institutional Services
Vice President
Anna N. Corkill
Melanie A. McIntyre
Sheena L. White
Tabitha A. Williamson

Assistant Vice President
Dan L. Beechy
Michelle L. Harris
Tiffany R. Mudd

Credit Administration
Senior Vice President
Bradford S. Grabow
Kimberly A. Hooley
Donald J. Robinson-Gay

Vice President
Amanda R. Ellsworth
Cynthia J. Gianneschi
Christopher D. Hanson
Justin T. Hayes
Judd P. McNally
Matthew R. Smith
Marshall C. Weadick

Assistant Vice President
Joseph D. Burtnette
Bridget M. Camden
Seth M. Greiner
Megan E. Ottinger
Christoffer C. Penny
Aaron T. Wood
Jeffrey L. Wyckoff

Officer
Kyle A. Grimm
Trent W. Koble
Victoria A. Larrew
Jordan Smith
Troy D. Tom
Thomas B. Weimer

Executive Administration
Officer
Tina A. Rensberger

Finance & Treasury
Senior Vice President
Jennifer M. Hurford—Treasurer
Brok A. Lahrman—Chief Accounting Officer

Vice President
Melissa D. Davison
David J. Hughes
Ryan D. Neese
Stacy L. Price

Assistant Vice President
Samantha D. Ducey
Crystal A. Vander Bie
Beth A. Weber

Marketing
Vice President
Mary S. Horan

Assistant Vice President
Rae S. Kaleohano
Luke A. Weick

Operations
Senior Vice President
Lisa A. Fulton

Vice President
Michele R. Ganser
Shannan L. Hepler
Michelle L. Jacobsen
Miranda R. Jordan
Scot A. Karbach
Jan R. Martin
Timothy C. Vosberg
Eric D. Wagoner
Diane M. Wirth
Donna J. Wolfe

Assistant Vice President
Lisa M. Bicknese
Sherri L. DiRico
Jill E. Garber
Christine M. Himes
Jennifer R. Kooistra
Karla J. Kroll
Katrina L. Mills
Michele I. Myers
Natalie M. Ousley
Melissa S. Rupe
Leslie R. Rutherford

Officer
Jennifer A. Bradley
Denise M. Eldridge
Lisa M. Goon
Susan K. Hayes
Brittney C. Hollopeter
Jillian M. Howell
Lindsay A. Justice
Candince M. Leedy
Cynthia L. Montel
Jennifer L. Mosier
Maritza Patino
Carla A. Snyder

People Development
Vice President
Ana Karina Cervantes
Alice G. Hitchcock
Mary A. Lepird
Tori L. Platt

Assistant Vice President
Rhonda K. Frank
Brianna D. Kreczmer
Justin Taylor

Officer
Kristen J. Heiman
Marissa Rico

Property Management
Vice President
Rick Hatcher
Richard A. Hoover

Retail Banking
First Vice President—Retail Banking Regional Manager
Melissa J. Blosser

Vice President—Retail Banking Regional Manager
Karen A. Francis
Sara B. Hill
Pamela F. Messmore
Steve D. Schumacher
Kimberly K. Strawbridge

Vice President
Lisa S. Fitzgerald

Assistant Vice President
Jean A. Ciriello

Officer
Megan L. Sutter

Risk Management
Senior Vice President
Matthew D. VanDeWielle

First Vice President
Jeannine P. Draper Cooley

Vice President
Gloria J. Crawford
Dianne C. Harris
Candy A. Little
Amanda M. Longmire
Kyle G. Schmidt

Assistant Vice President
Kristin D. Brown
Aaron T. Connell
Kristina R. Kiracofe
Eric D. Neuenschwander
Ashley L. Pluta
Victoria L. Starr
Becka J. Turnbow

Officer
Austin L. Bair
Wendy N. Brown
Hilda E. Cantu
Kimberly A. Knoerzer
Dakotah B. Lantz

Technology Services
Senior Vice President
Darrin M. McLaughlin

Vice President
Paul D. Dausman
Joanie L. Foreman
Kimberly K. Mattke
Christopher D. Merrill

Assistant Vice President
Jordan M. Bell

Officer
Andrew D. Lockridge
David J. Miller
Thomas R. Stephenson
Jackie L. Stout

Wealth Advisory Group
Senior Vice President
Andrew R. Haddock
James D. Westerfield

First Vice President
Reneta U. Thurairatnam

Vice President
Robert M. Congdon
Lili A. Dailey
Richard A. Delks
Kevin D. Hampton
Michelle L. Kindler
Jennifer I. King
Lisa A. Mansberger
Scott R. Tapley

Assistant Vice President
Steven B. Burnside
Leslie E. Rohrer

Officer
Janel A. Burnworth
Deborah R. Cataldo
Adam L. Esterline
Phillip Nguyen

Lake City Bank Offices

Akron	L. Jane Murphy	Vice President, Retail Banking Officer
Argos	Kimberly K. Vermillion	Assistant Vice President, Retail Banking Officer
Auburn	Rebekah K. Hefty	Vice President, Retail Banking Officer
Bremen	Sonia R. Teske	Vice President, Retail Banking Officer
Columbia City	Carolyn M. Ross	Assistant Vice President, Retail Banking Officer
Concord	Andrea R. Bowers	Assistant Vice President, Retail Banking Officer
Elkhart Beardsley	Rebecca L. Miller	Vice President, Retail Banking Officer
Elkhart East	Katelynn E. Rowe	Retail Banking Officer
Elkhart High School	Emily E. Wold	Assistant Vice President, Retail Banking Officer
Elkhart Northwest	Emily E. Wold	Assistant Vice President, Retail Banking Officer
Elkhart River District	Melissa J. Blosser	First Vice President, Regional Manager
	Christina J. Myer	Retail Banking Officer
Fishers	Dana L. Hess	Vice President, Retail Banking Officer
Fort Wayne Downtown	Steve D. Schumacher	Vice President, Regional Manager
	Nichole L. Mendez	Retail Banking Officer
Fort Wayne Jefferson	Kristi L. Manwaring	Assistant Vice President, Retail Banking Officer
Fort Wayne North	Jennifer H. Leon	Retail Banking Officer
Fort Wayne Northeast	Andrew P. Dance	Assistant Vice President, Retail Banking Officer
Fort Wayne Southwest	Ameenah K. Outlaw	Retail Banking Officer
Goshen Downtown	Angela M. Daly	Vice President, Retail Banking Officer
Goshen South	Kimberly K. Strawbridge	Vice President, Regional Manager
	Alma R. Jimenez	Retail Banking Officer
Grace Village	Sheryl L. Harlan	Assistant Vice President, Retail Banking Officer
Granger	Kathryn A. Smith	Vice President, Retail Banking Officer
Greenwood	Joseph P. Waltermann	Vice President, Retail Banking Officer
Huntington	Paula J. Whiting	Vice President, Retail Banking Officer
Indianapolis Clearwater	Dereck L. Stinson	Vice President, Retail Banking Officer
Indianapolis Downtown	Jody M. Meyer	Vice President, Retail Banking Officer
Indianapolis Michigan Road	Terry L. Bradley	Vice President, Retail Banking Officer
Indianapolis North	Sara B. Hill	Vice President, Regional Manager
	Ashley G. Bridges	Retail Banking Officer
Jimtown	Codie N. Gluchowski	Retail Banking Officer
Kendallville	Brooke E. Bentley	Assistant Vice President, Retail Banking Officer
LaGrange	Mareen L. Barton	Assistant Vice President, Retail Banking Officer
Ligonier Downtown	Lori I. Cunningham	Vice President, Retail Banking Officer
Ligonier South	Jana L. Miller	Vice President, Retail Banking Officer
Medaryville	Karen S. Scott	Assistant Vice President, Retail Banking Officer
Mentone	Karen A. Francis	Vice President, Regional Manager
	Kimberly S. Orr	Retail Banking Officer
Middlebury	Stephanie M. Butler	Retail Banking Officer
Milford	Brooke C. Williams	Retail Banking Officer
Mishawaka	Brandon Prince	Assistant Vice President, Retail Banking Officer
Nappanee	Katina A. Stephenson	Vice President, Retail Banking Officer
North Webster	Brenda S. Peterson	Vice President, Retail Banking Officer
Pierceton	Kelli-Anna Cook	Assistant Vice President, Retail Banking Officer
Plymouth	Carol D. Brown	Vice President, Retail Banking Officer
Rochester	Penny S. Ramsey	Assistant Vice President, Retail Banking Officer
Shipshewana	Kourtney M. Jackson	Retail Banking Officer
Silver Lake	Sandra A. Nelson-Rowland	Assistant Vice President, Retail Banking Officer
South Bend Downtown	Alexandra L. Rhoades	Assistant Vice President, Retail Banking Officer
South Bend Northwest	Mark A. Berta	Vice President, Retail Banking Officer
Syracuse	Brittni A. Kuhn	Retail Banking Officer
Warsaw Downtown	Shelly R. Kammerer	Vice President, Retail Banking Officer
Warsaw East	Jennifer M. Flinn	Vice President, Retail Banking Officer
Warsaw North	Pamela F. Messmore	Vice President, Regional Manager
Warsaw West	Kathleen Madden	Assistant Vice President, Retail Banking Officer
Winona Lake	Sheryl L. Harlan	Assistant Vice President, Retail Banking Officer

Forward Looking Statement

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) the economic impact of future terrorist attacks and threats or acts of war and the response of the United States to any such attacks or threats; (iii) changes in state and federal laws, regulations and governmental policies concerning the Company's general business; (iv) changes in interest rates and prepayment rates of the Company's assets; (v) increased competition in the financial services sector and the inability to attract new customers; (vi) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vii) the loss of key executives or employees; (viii) changes in consumer spending; (ix) unexpected results of acquisitions; (x) unexpected outcomes of existing or new litigation involving the Company; and (xi) changes in accounting standards and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.



Lake City Bank

(888) 522-2265
LAKECITYBANK.COM